UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39564

Mingzhu Logistics Holding Limited

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Mingzhu Logistics Holding Limited, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on July 18, 2025 at 9:00 AM EST at 950 Third Avenue, Floor 19, New York, NY 10022. Holders of a total of 54,729,821 ordinary shares of the Company, par value $0.008 each (the “Ordinary Shares”), out of a total of 76,679,065 Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business is present at the Meeting. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved as an ordinary resolution, that: the increase of the authorized share capital of the Company from USD800,000 divided into 100,000,000 ordinary shares of par value USD0.008 each to USD80,000,000 divided into 10,000,000,000 ordinary shares of par value USD0.008 each (the Share Capital Increase) be approved.

The shareholders voted against the proposal.

For	Against	Abstain	Total
25,238,182	29,487,822	3,817	54,729,821

2.	It is resolved as a special resolution, that the second amended and restated memorandum and articles of association of the Company adopted by special resolutions dated June 14, 2024 , be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alias, the Share Capital Increase.

The shareholders voted against the proposal.

For	Against	Abstain	Total
25,237,973	29,488,031	3,817	54,729,821

3.	It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Capital Increase and the adoption of the Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Capital Increase; and the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Capital Increase and the adoption of the Amended M&AA (the “Authorization of Directors”).

The shareholders voted against the proposal.

For	Against	Abstain	Total
25,238,231	29,487,732	3,858	54,729,821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2025

MINGZHU LOGISTICS HOLDING LIMITED

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Executive Officer

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